Exhibit 99(a)(1)(C)

590 Madison Avenue, 34th Floor, New York, NY 10022 p 212.547.2600 | www.ccreifund.com

CC REAL ESTATE INCOME FUND

If you do not want to tender your common shares of beneficial interest at this time, please disregard this notice.

This is simply a notification of the Fund’s tender offer.

November 20, 2018

Dear Shareholder:

This letter serves to inform you of important dates relating to a tender offer by CC Real Estate Income Fund (the “Fund”). If you are not interested in tendering your common shares of beneficial interest, $0.001 par value per share, of the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of Shares may be subject to income and transfer taxes.

The tender offer period will begin on November 20, 2018 and end at 4:00 p.m., Eastern Time, on January 3, 2019. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to tender your Shares for any reason, simply disregard this notice. No action is required if you do not wish to tender any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, you should either: (i) for Shareholders who hold your Shares directly with the Fund through DST Systems, Inc. (“directly held accounts”), properly complete and sign the Letter of Transmittal and return it by mail to the Fund’s transfer agent DST Systems, Inc., 430 West 7th Street, Kansas City, MO 64105-1407, Attention: CC Real Estate Income Fund; or (ii) for Shareholders who hold your Shares through a financial intermediary, such as a broker dealer, commercial bank, custodian, trust company or other nominee (“financial intermediary-controlled accounts”), request the financial intermediary to effect the transaction on your behalf.

All Shareholders tendering Shares in directly held accounts should carefully review your Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s transfer agent by 4:00 p.m., Eastern Time, on January 3, 2019.

If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the tender offer, or call (877) 940-8777.

Sincerely,

CC Real Estate Income Fund